13011023

BB 3/4

SEC Mail Processing Section
FEB 21 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Point Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

97 Main Street, Suite D
(No. and Street)

Chatham (City) NJ (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Edwards, Jr. 646-837-0621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street, Suite 200 (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Notary Public
State of New Jersey
My Commission Expires Feb 10, 2017

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Edwards, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Point Capital Markets, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARA KEEPERMAN
Notary Public
State of New Jersey
My Commission Expires Feb 10, 2017

POINT CAPITAL MARKETS, L.L.C.

Financial Statements
For The Period July 1, 2011 Through December 31, 2012

Tobin&Collins, C.P.A., P.A.

POINT CAPITAL MARKETS, L.L.C.

Financial Statements
For The Period July 1, 2011 Through December 31, 2012

Point Capital Markets, L.L.C.

Table of Contents

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Member Of

Point Capital Markets, L.L.C.
Chatham, New Jersey

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Point Capital Markets, L.L.C. (a limited liability company) ("the Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the eighteen month period then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Independent Auditors' Report

(Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Point Capital Markets, L.L.C. as of December 31, 2012, and the results of its operations and its cash flows for the eighteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in pages 11 through 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in pages 11 through 16 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 5, 2012

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

POINT CAPITAL MARKETS, L.L.C.

Statement of Financial Condition
December 31, 2012

ASSETS

Current Assets:	
Cash and cash equivalents	$ 116,652
Receivable from clearing firm	400,115
Accounts receivable and prepaid expenses	10,730
Total current assets	527,497
Property and Equipment:	
Property and equipment (net of accumulated depreciation of $1,172)	1,381
Total property and equipment	1,381
Other Assets:	
Goodwill	100,000
Total other assets	100,000
Total Assets	$ 628,878

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable	$ 23,785
Due to member	2,272
Total current liabilities	26,057
Member's Equity:	
Member's equity	602,821
Total member's equity	602,821
Total Liabilities and Member's Equity	$ 628,878

See independent auditors' report and notes to financial statements.

POINT CAPITAL MARKETS, L.L.C.

Statement of Operations
For The Period July 1, 2011 through December 31, 2012

Revenues:	
Commission income	$ 1,262,204
Referral fee income	103,573
Legal settlement	55,000
Trading error (loss)	(2,655)
Investment income (loss)	(2,027)
Total Revenues	1,416,095
Expenses:	
Compensation	901,067
Clearing costs	217,503
Professional fees	80,731
Charitable donations	77,750
Employee benefits	74,129
Regulatory fees	45,773
Rent	35,058
Payroll taxes	19,115
Office supplies and expense	9,548
Travel and entertainment	8,201
Miscellaneous	4,097
Insurance	2,555
Depreciation expense	766
Total Expenses	1,476,293
Net Loss	$ (60,198)

See independent auditors' report and notes to financial statements.

POINT CAPITAL MARKETS, L.L.C.

Statement of Changes in Member's Equity
For The Period July 1, 2011 through December 31, 2012

Member's Equity - Beginning of Period	$ 138,019
Net Loss	(60,198)
Member's Contributions	775,000
Member's Distributions	(250,000)
Member's Equity - End of Period	$ 602,821

See independent auditors' report and notes to financial statements.

POINT CAPITAL MARKETS, L.L.C.

Statement of Cash Flows
For The Period July 1, 2011 through December 31, 2012

Cash Flows From Operating Activities:	
Net loss	$ (60,198)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	766
Changes in assets and liabilities -	
(Increase) decrease in:	
Receivable from clearing firm	(289,308)
Accounts receivable and prepaid expenses	3,687
Increase (decrease) in:	
Accounts payable	(51,764)
Due to member	(19,859)
Net Cash Used In Operating Activities	(416,676)
Cash Flows From Financing Activities:	
Member's contributions	775,000
Member's distributions	(250,000)
Net Cash Provided By Financing Activities	525,000
Net Increase in Cash and Cash Equivalents	108,324
Cash and Cash Equivalents - Beginning of Year	8,328
Cash and Cash Equivalents - End of Year	$ 116,652
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

See independent auditors' report and notes to financial statements.

1. General

Point Capital Markets, L.L.C. (the "Company") was formed in the State of Delaware on July 30, 2010 as a Delaware Limited Liability Company. The Company is a designated veteran owned broker dealer serving the financial community by providing execution services for asset managers of all sizes and strategically advises small companies with their capital structures. It is the intention of the Company to contribute a portion of its commission income to military and veteran charities.

The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Property and Equipment –

Property and equipment are stated at cost and are depreciated using the straight-line method over an estimated useful life of five years.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents and amounts receivable from the clearing firm. The balances in these accounts from time to time may exceed federally insured limits.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes –

The Company is not subject to federal income taxes. The member is taxed individually on the taxable income, whether or not distributed, and may be entitled to deduct any losses.

Accounting Standards Codification Topic 740, "*Income Taxes*" ("ASC 740"), provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The Company is subject to U.S. federal, state and local income tax examinations by tax authorities for all years.

Subsequent Events –

The Company has evaluated subsequent events from December 31, 2012 through February 5, 2013, the date of the financial statement, for disclosure. Through and including February 5, 2013, the Company has not identified any significant events relative to the financial statements as of December 31, 2012 that warrant additional disclosure.

3. Receivable from Clearing Firm

At December 31, 2012, the Company had $400,115 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses to clear its equity, equity options and fixed income security trades. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $100,000 deposited at all times.

4. Property and Equipment

At December 31, 2012, property and equipment consists of:

Computer equipment	$	2,553
Less: Accumulated depreciation		1,172
Total property and equipment	$	1,381

Depreciation expense amounted to $766 for the eighteen month period ended December 31, 2012.

5. Goodwill

The Company has adopted Accounting Standards Codification Topic 350, *Intangibles - Goodwill and Other Intangible Assets* ("ASC 350"). ASC 350 requires the Company to evaluate the goodwill on an annual basis for potential impairment. During the eighteen month period ended December 31, 2012, there was no change in the carrying amount of goodwill.

6. Legal Settlement Income

In August 2012, the Company settled a lawsuit it had filed against the person from whom it purchased the stock of the Company from. The terms of the settlement called for the Company to receive a payment of $55,000.

7. Related Party Transactions

The Company receives services from and shares office space with its member. Amounts paid to its member for office space and administrative expenses for the year ended December 31, 2012 amounted to $44,058.

The Company has a payable due to its member at December 31, 2012 in the amount of $2,272. The terms of the payable call for no interest to be charged and the balance is due on demand.

(Continued)

8. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other member, director, manager or agent, or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

9. Minimum Capital Requirements

The Company is subject to The Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to regulatory net capital not exceed 15 to 1.

At December 31, 2012, the Company's net capital under these rules was $490,710 which exceeded minimum net capital of $5,000 by $485,710, and the ratio of aggregate indebtedness was .05 to 1.

Under the exemptive provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

POINT CAPITAL MARKETS, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2012

Net Capital:	
Total member's equity	$ 602,821
Non-allowable assets – Property and equipment	(1,381)
Non-allowable assets – Accounts receivable and prepaid expenses	(10,730)
Non-allowable assets – Goodwill	(100,000)
Net capital	490,710
Minimum Net Capital Required:	
($5,000 or 6 2/3% of aggregate indebtedness whichever is greater)	5,000
Excess Net Capital	$ 485,710
Aggregate Indebtedness –	
Accounts payable	$ 23,785
Due to member	2,272
Total Aggregate Indebtedness	$ 26,057
Ratio: Aggregate Indebtedness to Net Capital	.05 to 1

Reconciliation with Company's adjusted net capital computation as reported in Part II of (Unaudited) Form X-17A-5 as of December 31, 2012:

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 492,767
Effect of audit adjustments:	
Record decrease in commissions earned	(57)
Record additional clearing fees	(2,000)
Adjusted Net Capital per above	$ 490,710

See independent auditors' report.

POINT CAPITAL MARKETS, L.L.C.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2012

Note:

Point Capital Markets, L.L.C. is in compliance with The Securities and Exchange Commission Regulation 240.15c3(k)(2)(ii) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Member Of

Point Capital Markets, L.L.C.
Chatham, New Jersey

In planning and performing our audit of the financial statements of Point Capital Markets, L.L.C. (the Company) as of and for the period July 1, 2011 through December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Point Capital Markets, L.L.C. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 5, 2013

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Applying Agreed-Upon Procedures Related To An Entity's SIPC General Assessment Reconciliation

To The Member Of

Point Capital Markets, L.L.C.
Chatham, New Jersey

In accordance with Rule 17a-5(e)(4) under The Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments - General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the eighteen months ended December 31, 2012, which were agreed to by Point Capital Markets, L.L.C., The Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Point Capital Markets, L.L.C. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Point Capital Markets, L.L.C.'s management is responsible for the Point Capital Markets, L.L.C. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the eighteen month period ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the eighteen month period ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
February 5, 2013

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

POINT CAPITAL MARKETS, L.L.C.

Schedule of Assessment and Payments – General Assessment
Reconciliation Pursuant To Rule 17a-5(e)(4)
December 31, 2012

Total Revenues	$ 1,416,095
Additions	0
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	109,187
Other revenue not related either directly or indirectly to the securities business (Legal settlement)	55,000
Total Deductions	164,187
SIPC Net Operating Revenues	$ 1,251,908
General Assessment @ .0025	$ 3,130
Less: Payment Made With SIPC-6 on January 18, 2012	(1,427)
Less: Payment Made With SIPC-6 on July 26, 2012	(1,233)
Less: Payment Made With SIPC-7 on February 15, 2013	(470)
Assessment (Overpayment) Underpayment	$ 0

See independent auditors' report.